UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Barrett Business Services, Inc.

(Name of Issuer)

Common Stock, $.01 par value

(Title of Class of Securities)

068463108

(CUSIP Number)

Kimberly J. Jacobsen Sherertz

25011 NE Cresap Road

Battle Ground, Washington 98604

(503) 807-5579

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copy to:

Thomas P. Palmer

Tonkon Torp LLP

888 SW Fifth Avenue, Suite 1600

Portland, Oregon 97204

(503) 802-2018

February 4, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 068463108

1.	Name of Reporting Person: Estate of William W. Sherertz

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Washington, United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,644,529

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 2,644,529

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,644,529

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☒

13.	Percent of Class Represented by Amount in Row (11): 25.7%

14.	Type of Reporting Person (See Instructions): OO

CUSIP No. 068463108

1.	Name of Reporting Person: Kimberly J. Jacobsen Sherertz

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☒

3.	SEC Use Only:

4.	Source of Funds (See Instructions): N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power: 2,698,428

	8.	Shared Voting Power: 0

	9.	Sole Dispositive Power: 2,698,428

	10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 2,698,428

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 26.2%

14.	Type of Reporting Person (See Instructions): IN

Item 1.	Security and Issuer

The class of equity securities to which this Schedule 13D relates is the common stock (the “Common Stock”) of Barrett Business Services, Inc. (the “Issuer” or the “Company”).  The address of the Issuer’s principal executive offices is 8100 NE Parkway Drive, Suite 200, Vancouver, Washington  98662.

Item 2.	Identity and Background

This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”):

(a)   Estate of William W. Sherertz (the “Estate”); and

(b)   Kimberly J. Jacobsen Sherertz, a United States citizen.

Ms. Sherertz was appointed sole personal representative of the Estate on February 4, 2011.  The business address of each of the Reporting Persons is 25011 NE Cresap Road, Battle Ground, Washington  98604-8238.  Ms. Sherertz is employed as an administrator by Oregon Logistics Distribution Company, an employee leasing company whose business address is 25011 NE Cresap Road, Battle Ground, Washington 98604-8238.

During the last five years, none of the Reporting Persons have been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

The Reporting Persons acquired beneficial ownership on February 4, 2011 of 2,644,529 shares of Common Stock for no consideration as a result of the passing of William W. Sherertz, and, in the case of Ms. Sherertz, becoming sole personal representative of the Estate.  Accordingly, the shares of the Issuer previously owned by William W. Sherertz are now beneficially owned by the Estate (and Ms. Sherertz, in her capacity as the personal representative of the Estate).  Ms. Sherertz also owns 15,150 shares of Common Stock directly and holds 38,749 shares of Common Stock for her minor children, all of which were acquired by gift from Mr. Sherertz.

Item 4.	Purpose of the Transaction

As disclosed in Item 3, the Estate acquired beneficial ownership of the shares of Common Stock covered by this Schedule 13D as a result of the passing of William W. Sherertz.  Ms. Sherertz acquired beneficial ownership of the shares of Common Stock covered by this Schedule 13D either by gift from Mr. Sherertz or by becoming personal representative of the Estate.

As a fiduciary for the Estate, Ms. Sherertz has a duty to prudently manage the assets of the Estate for the benefit of creditors and the designated beneficiaries.  Ms. Sherertz individually and on behalf of the Estate will routinely monitor and evaluate a wide variety of investment considerations, including, without limitation, Company financial performance, current and anticipated future trading prices for the Common Stock, the Company’s operations, assets, prospects, and business development, the Company’s board and management, Company-related competitive and strategic matters, general economic, financial market and industry conditions, as well as other investment considerations.  The Reporting Persons may discuss their investment in the Company and the foregoing investment considerations with other stockholders, the board of directors, management, other investors, industry analysts and others.  These considerations, discussions and other factors may result in the Reporting Persons’ evaluation of alternatives to maximize stockholder value.  The Reporting Persons have retained D.A. Davidson & Co. as financial advisor to assist the Reporting Persons in monitoring and evaluating their investment in the Company.

Depending on various factors, the Reporting Persons may in the future, from time to time, dispose of some or all of the securities of the Company beneficially owned by them or acquire additional securities of the Company, in the open market or otherwise, or take any other lawful actions they deem to be in their best interests with respect to their investment in the Company, including any or all of the actions set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D.

The Reporting Persons may, at any time and from time-to-time, review or reconsider their position, change their purpose or formulate plans or proposals with respect thereto.

Item 5.	Interest in Securities of the Issuer

(a)   As of April 4, 2011, the Issuer had 10,201,072 shares of Common Stock outstanding based on the information contained in the Issuer’s Definitive Proxy Statement filed on April 18, 2011.  As of the date hereof, the Estate may be deemed the beneficial owner of 2,644,529 shares of the Issuer’s Common Stock, or 25.7% of the total number of shares outstanding.  This amount consists of 2,541,832 shares held directly by the Estate and options to purchase 102,697 shares that are presently exercisable.  The Estate disclaims beneficial ownership of 53,899 shares disclosed in this Schedule 13D that are held directly by Ms. Sherertz or held by her on behalf of her minor children.  As of the date hereof, Ms. Sherertz may be deemed the beneficial owner of 2,698,428 shares of the Issuer’s Common Stock, or 26.2% of the total number of shares outstanding.  This amount consists of 2,595,731 shares and options to purchase 102,697 shares that are presently exercisable.

(b)   As of the date hereof, the Estate may be deemed to have sole voting and dispositive power with respect to 2,644,529 shares.  As of the date hereof, Ms. Sherertz may be deemed to have sole voting and dispositive power with respect to 2,698,428 shares.

(c)   There have been no transactions effected with respect to the shares by the Reporting Persons in the past 60 days.

(d)   Not Applicable.

(e)   Not Applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Except for (i) the will of William W. Sherertz; (ii) a pledge by the Reporting Persons of certain shares of the Common Stock of the Issuer beneficially owned by the Estate to Wells Fargo Bank, National Association as collateral for a line of credit; and (iii) the award agreements for employee stock options in substantially the form referred to in Item 7, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons enumerated in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting any of the shares, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit Number:	Exhibit Description:

99.1

Form of Nonqualified Stock Option Agreement under the Issuer’s 2003 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.12 to the Issuer’s Annual Report on Form 10-K for the year ended December 31, 2003.)*

99.2

Form of Nonqualified Stock Option Agreement under the Issuer’s 2009 Stock Incentive Plan. (Incorporated by reference to Exhibit 10.2 to the Issuer’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2010.) *

* Individual agreements representing grants of employee stock options to Mr. Sherertz are substantially identical to Exhibits 99.1 and 99.2 except for the exercise price and dates of vesting and expiration.

SIGNATURES

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:	April 28, 2011	ESTATE OF WILLIAM W. SHERERTZ

		By:	/s/ Kimberly J. Jacobsen Sherertz
Name: Kimberly J. Jacobsen Sherertz
Title: Personal Representative

Date:	April 28, 2011	KIMBERLY J. JACOBSEN SHERERTZ

/s/ Kimberly J. Jacobsen Sherertz